SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from              to

Commission File No.: 001-31740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citadel Broadcasting Company 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citadel Broadcasting Corporation

7201 West Lake Mead Boulevard, Suite 400

Las Vegas, NV 89128

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Administrator of the

Citadel Broadcasting Company 401(k) Retirement Savings Plan:

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 30, 2008

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments — at fair value:
Common stock — Citadel Broadcasting Corporation	$711,779	$1,478,594
Mutual funds	52,275,186	46,411,454
Investments — at estimated fair value:
Common/collective trusts	7,231,904	4,733,063
Participant notes — at cost	2,212,993	1,724,957

Total investments	62,431,862	54,348,068

Noninterest-bearing cash and other	—	146,685

Receivables:
Employer contributions	1,173,683	650,279
Participant contributions	2,792	139,016

Total receivables	1,176,475	789,295

Total assets	63,608,337	55,284,048
LIABILITIES:
Payable for securities purchased	275,581	—
Excess contributions payable	729,346	761,317

Total liabilities	1,004,927	761,317
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	62,603,410	54,522,731
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS.	67,010	89,895

NET ASSETS AVAILABLE FOR BENEFITS	$62,670,420	$54,612,626

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment loss:
Dividend income	$5,059,014
Net depreciation in fair value of investments	(5,526,815)
Interest on participants’ notes	158,388

Total investment loss	(309,413)

Contributions:
Participant	7,844,768
Employer	1,169,497
Rollover contributions by participants	5,688,515

Total contributions	14,702,780

Total additions	14,393,367

DEDUCTIONS:
Distributions to and withdrawals by participants	6,310,820
Administrative expenses	24,753

Total deductions	6,335,573

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,057,794
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	54,612,626

End of year	$62,670,420

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following brief description of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (the “Company” or “Plan Sponsor”) and the former employees of ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc. (“ABC Radio”) who have reached the age of 21. The Company acts as the Plan administrator. The Company is a wholly owned subsidiary of Citadel Broadcasting Corporation (the “Corporation”).

On February 6, 2006, the Corporation and Alphabet Acquisition Corp., a wholly-owned subsidiary of the Corporation (“Merger Sub”), entered into an Agreement and Plan of Merger with The Walt Disney Company (“TWDC”) and ABC Radio, a Delaware corporation and wholly-owned subsidiary of TWDC (the “Agreement and Plan of Merger”). The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. The Corporation refers to the Agreement and Plan of Merger, as amended, as the “ABC Radio Merger Agreement.” The ABC Radio Merger Agreement became effective on June 12, 2007, at which time each share of ABC Radio common stock was converted into the right to receive one share of the Corporation’s common stock.

The Corporation, Merger Sub, TWDC and ABC Radio consummated the (i) separation of the ABC Radio Network business and 22 ABC radio stations (collectively, the “ABC Radio Business”) from TWDC and its subsidiaries, (ii) spin-off of ABC Radio, which holds the ABC Radio Business, and (iii) merger of Merger Sub with and into ABC Radio, with ABC Radio surviving as a wholly-owned subsidiary of the Corporation (the “Merger”).

Due to the Merger, the Plan agreement was amended to allow participation in the Plan of the eligible former employees of ABC Radio. Subsequently, on July 1, 2007, the former employees of ABC Radio who were participants in TWDC’s Disney Hourly Savings and Investment Plan transferred $5,519,617 of assets into the Plan. This amount was included in rollover contributions by participants in the statement of changes in net assets available for benefits for the year ended December 31, 2007.

Eligibility and Contributions — Eligible employees may begin participation in the Plan on the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended (IRC).

Eligible participants may elect to defer up to 20% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Rollover contributions from other qualified plans are permitted. The Company may make matching contributions to the Plan, which will be allocated to the participants’ accounts and may be given in the form of Corporation common stock. The amount of the matching contribution is at the discretion of the Corporation’s Board of Directors. For the year ended December 31, 2007, the matching contributions were equal to 100% of the first 1% of the participants’

eligible annual earnings. The 2007 matching contribution was made in Corporation common stock and was not participant directed. Participants who have completed one year in which they complete 1,000 hours of service, who have reached age 21, and who were employed on the last day of the Plan year are eligible for the discretionary matching contribution.

Participants age 50 and older are permitted to make additional catch-up contributions not to exceed $5,000 in 2007.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any rollover amounts, the Company’s discretionary matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in elective deferral contributions and rollover amounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

1.	Date of participant’s death
2.	Date participant incurs a total disability
3.	Date of Plan termination
4.	Date participant completes 60 months of vesting as follows:

Vesting Service	Vesting Percentage
1 year	0%
2 years	20
3 years	40
4 years	60
5 years	100

Original hire dates for former employees of ABC Radio are used to determine their vesting service.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $24,397 and $63,067, respectively. Forfeitures are used to reduce future employer contributions and to offset Plan expenses. During the year ended December 31, 2007, employer contributions of $86,259 and Plan expenses of $6,800 were paid from forfeited nonvested accounts.

Payment of Benefits — Upon termination of service, demonstrated hardship, retirement, or in the event of death, a participant’s account may be distributed in a lump-sum payment equal to the value of the participant’s vested account balance. In-service distributions are permitted at age 59-1/2.

Investment Funds — All of the Plan’s investment funds are offered through Merrill Lynch Trust Company (Merrill Lynch), the custodian and trustee of the Plan.

Participants may direct the investment of their deferrals to the Plan into various investment choices provided under the Plan, as determined by the Plan Sponsor. The employer contribution is allocated to the participant accounts as Corporation common stock. After the employer contribution is made, participants are then permitted to allocate amounts held in Corporation common stock into other investment options provided by the Plan.

Participant Notes Receivable — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for a loan taken out for the purchase of a principal residence, which has a term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. As of December 31, 2007, outstanding loans bear interest rates ranging from 5% to 9.25%, and have maturities from January 2008 through June 2022. As of December 31, 2006, outstanding loans bore interest rates ranging from 5% to 11.25%, and had maturities from January 2007 through February 2021. Principal and interest are paid ratably through payroll deductions. Participants are expected to make timely repayments of loans according to the amortization schedule. In the event a participant with an outstanding loan terminates employment, the participant is expected to repay the outstanding loan balance in full within 90 days of the last payment made; otherwise, the loan will go into default status on the last day of the quarter following the quarter that last payment was made.

Plan Termination — Although the Plan Sponsor has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants’ accounts shall become 100% vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — In September 2006, the Financial Accounting Standards Board (‘FASB”) issued SFAS No. 157, Fair Value Measurements, effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosures about fair value measurement. In February 2008, the FASB deferred the adoption of SFAS No. 157 for one year as it applies to certain items, including assets and liabilities initially measured at fair value in a business combination, reporting units and certain assets and liabilities measured at fair value in connection with goodwill impairment tests in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and long-lived assets measured at fair value for impairment assessments under SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. The Plan would still be required to adopt the provisions of SFAS No. 157 in 2008 as it relates to certain other items, including those within the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The Plan does not believe the required partial adoption of SFAS No. 157 in 2008 will have a material impact on its financial condition and results of operations.

In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust is valued by Merrill Lynch based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Merrill Lynch to contract value.

The Merrill Lynch Retirement Preservation Trust is a stable value fund. The fund invests principally in guaranteed interest contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans are valued at outstanding loan balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Corporation common stock was $2.06 and $9.96 per share as of December 31, 2007 and 2006, respectively, which represented the quoted market price of Citadel Broadcasting Corporation common stock as of those dates.

Net depreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Expenses related to loan administration of $17,953 in 2007 were paid out of participants’ accounts. Other expenses related to the Plan’s administration are charged against and withdrawn from the Plan. The Company may pay any of such expenses or reimburse the Plan for any payments. During 2007, administrative expenses of $6,800 were paid out of forfeited nonvested accounts.

Payments of Benefits — Benefits are recorded when paid. At December 31, 2007 and 2006, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid.

Use of Estimates — The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common collective trusts, common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007		2006
Common/Collective Trusts — Merrill Lynch Retirement
Preservation Trust (contract value)	$6,808,646		$4,236,451
Mutual Funds:
BlackRock S&P 500 Index I	8,537,192		8,008,080
ING International Value Fund Class A	6,759,498		5,798,509
Oppenheimer Small & Mid Cap Value Fund	5,499,108		—	*	*
American Growth Fund of America	4,491,086		—	*	*
American Fundamental Investors Growth Fund	3,598,004		—	*	*
Calvert Income Fund	3,236,896		2,825,527
Hotchkis & Wiley Mid Cap Value A	3,233,665		3,795,282
BlackRock Value Opportunities Class A	—	*	5,553,734
Phoenix Real Estate Secs	3,111,322	*	4,201,598
BlackRock Fundamental Growth A	—	*	3,374,183
The Oakmark Select Fund Class II	—	*	3,190,482

* This investment does not represent 5% or more of the Plan’s net assets at December 31, 2007, but is shown for comparative purposes.

** This investment does not represent 5% or more of the Plan’s net assets at December 31, 2006, but is shown for comparative purposes.

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments — at fair value:
Citadel Broadcasting Corporation common stock	$(2,109,163)
Mutual funds	(3,417,652)

Net depreciation in fair value of investments	$(5,526,815)

Dividend income	$5,059,014

Interest on participants’ notes	$158,388

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Citadel Broadcasting Corporation common stock is as follows:

Changes in net assets:
Contributions	$936,860
Net depreciation in fair value of investments	(2,109,163)
Dividend income	547,249
Benefits paid to participants	(180,564)
Transfers from participant-directed investments	38,803

Net change in assets	(766,815)
Citadel Broadcasting Corporation common stock — beginning of year	1,478,594

Citadel Broadcasting Corporation common stock — end of year	$711,779

The above information represents the entire change in the Citadel Broadcasting Corporation common stock fund, which comprises both nonparticipant-directed and participant-directed changes. The nonparticipant-directed portion represents a majority of the changes.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Merrill Lynch. Merrill Lynch received an opinion letter from the Internal Revenue Service (IRS), dated June 4, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income tax has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments consisted of shares of common/collective trusts and mutual funds managed by Merrill Lynch, the trustee and custodian as defined by the Plan and, therefore, these qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 345,524 shares and 148,453 shares, respectively, of common stock of the Corporation, with a cost basis of $2,663,927 and $1,618,045, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $547,249.

7.	EXCESS CONTRIBUTIONS PAYABLE

In order to comply with discrimination tests mandated by the IRS, the Plan is required to refund contributions received during the plan year in excess of the IRC limits.

The Plan failed to pass the Average Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2007 Plan year, resulting in refundable contributions of $729,346, which is recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2007, and as a reduction of participant-directed contributions for the year ended December 31, 2007. These excess contributions were reimbursed in 2008.

The Plan failed to pass the Average Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2006 Plan year, resulting in refundable contributions of $761,317, which was recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2006, and as a reduction of participant-directed contributions for the year ended December 31, 2006. These excess contributions were reimbursed in 2007.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reported in the financial statements to Schedule H on the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$62,670,420	$54,612,626
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(67,010)	(89,895)

Net assets available for benefits per the Form 5500	$62,603,410	$54,522,731

The following is a reconciliation of net increase in net assets available for benefits for the year ended December 31, 2007, as reported in the financial statements to Schedule H on the Form 5500:

2007
Net increase in net assets available for benefits per the financial statements	$8,057,794
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—as of December 31, 2006	$89,895
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—as of December 31, 2007	(67,010)

Net increase in net assets available for benefits per the Form 5500	$8,080,679

******

CITADEL BROADCASTING COMPANY 401(k) RETIREMENT SAVINGS PLAN	SUPPLEMENTAL SCHEDULE

EIN: #86-0703641

PLAN NUMBER 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
*	Citadel Broadcasting Corporation	Common Stock — Citadel Broadcasting Corporation	^	$2,663,927	$711,779
		Common/Collective Trusts:
*	Merrill Lynch	Merrill Lynch RET Preservation Trust		**	6,741,636
*	Merrill Lynch	Merrill Lynch RET Preservation Trust Goal Manager		**	490,268

		Mutual Funds:
*	BlackRock	BlackRock S&P 500 Index I		**	8,537,192
	ING	ING International Value Fund Class A		**	6,759,498
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund		**	5,499,108
	American Funds	American Growth Fund of America		**	4,491,086
	American Funds	American Fundamental Investors Growth Fund		**	3,598,004
	Calvert	Calvert Income Fund		**	3,236,896
	Hotchkis & Wiley	Hotchkis & Wiley Mid Cap Value A		**	3,233,665
	Phoenix Investments	Phoenix Real Estate Secs		**	3,111,322
	Franklin	Franklin Mutual Qualified Fund Class A		**	2,198,476
	American Funds	American Income Fund		**	2,181,089
	Calvert	Calvert Income Fund - Goal Manager		**	1,602,110
	Ivy Funds	Ivy Asset Strategy Fund Class Y		**	1,500,802
	ING	ING International Value Fund Class A - Goal Manager		**	1,419,053
	Franklin	Franklin Mutual Qualified Fund Class A - Goal Manager		**	1,352,967
*	BlackRock	BlackRock Government Income Fund A		**	1,091,808
	American Funds	American Growth Fund of America - Goal Manager		**	1,028,029
	Hotchkis & Wiley	Hotchkis & Wiley Mid Cap Value A - Goal Manager		**	707,996
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund - Goal Manager		**	490,173
	Loomis Sayles	Loomis Sayles Investors Grade A		**	235,912
*	Participant loans	5% to 9.25% notes, due from January 2008 to June 2022		**	2,212,993

					$62,431,862

*	Indicates party-in-interest to the Plan.
**	Not applicable — participant-directed investment
^	Includes participant-directed and nonparticipant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Citadel Broadcasting Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL BROADCASTING CORPORATION

Date: June 30, 2008	By:	/s/ Randy L. Taylor
Randy L. Taylor
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm (Filed herewith)